Exhibit 99.1

IR-386

FANHUA Announces Significant Investment from White Group

GUANGZHOU, China, February 2, 2024 (GLOBE NEWSWIRE) -- FANHUA Inc. (“FANHUA” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that Fanhua and Puyi Inc. (“Puyi”) entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”). Pursuant to the framework agreement, White Group and its partners intend to invest up to US$500 million in Fanhua and up to US$500 million in Puyi. Both parties will proceed with finalising the details of the agreement soon.

About White Group

White Group was established in 2005. It is a privately-owned boutique investment and development firm based in Singapore. It is focused on acquiring, investing in, and managing businesses that develop solutions in real estate, technology, and healthcare, among others. Its primary interest is in China and Southeast Asia. Its investments seek to create long-term economic value for its partners.

About FANHUA

Established in 1998, FANHUA is a leading comprehensive financial services provider in China, driven by digital technology and professional expertise, with a focus on delivering family asset allocation services throughout the entire lifecycle for individual clients, while also providing a one-stop support platform for individual agents and sales organizations.

As of September 30, 2023, the Company’s offline sales service network spans 31 provinces in China, comprising 673 sales service outlets, 91,098 agents, and more than 2,215 claims adjustors. Through proprietary technological tools such as “Lan Zhanggui”, “Fanhua Policy Custody System”, and “RONS DOP”, the Company is dedicated to supporting agents in providing convenient services to clients through technological means.

With an integrated online and offline approach, the Company has provided services to more than 12 million individual clients. For the nine months ended September 30, 2023, FANHUA facilitated RMB12.4 billion gross written premiums, with its net revenues reaching RMB2.6 billion, net income attributable to shareholders of RMB307.7 million and total assets of RMB4.0 billion.

IR-386

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.